CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For May 19th 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K a statement dated May 19th, 2008 relating to the Press Release for the Company’s Interim Results for the six months ended February 29th, 2008.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: May 19th, 2008

For immediate release
City Telecom Announces 2008 Interim Results
•	Profits attributable to shareholders increased by 162.0% year on year to HK$47.8 million with basic earnings per share reached HK7.6 cents and diluted earnings per share at HK7.3 cents
•	Total revenue grew by 10.9% year-on-year to HK$623.8 million due to strong Fixed Telecommunications Network Services (FTNS) business
•	FTNS revenue increased by 19.1% year-on-year to HK$474.9 million, with subscriptions growth of 43,000 to 726,000 during the period, contributing 76.1% of the Group’s total revenue
•	EBITDA decreased by 0.6% year-on-year to HK$187.1 million with EBITDA margin decreased from 33.5% to 30.0% mainly due to increase in discretionary advertising expenditure in brand enhancement
(Hong Kong, 19 May 2008) City Telecom (HK) Limited (“The Group”) today announced interim results for 2008 for the six months ended 29 February 2008. During the review period, the Group’s business grew continuously with consolidated turnover increased by 10.9% year-on-year to HK$623.8 million. Profits attributable to shareholders increased by 162.0% to HK$47.8 million in 1HFY08. The Board has resolved to pay an interim dividend of HK4 cents per share with a scrip dividend option.
“The interim results this year had met our target with solid growth in our fixed telecom network business,” said Ricky Wong, Chairman of CTI.
FTNS business is now the bulk of the Group’s business, contributing 76.1% of the total turnover, reflecting the combined results of raising average revenue per user (ARPU) of ultra-high speed broadband Internet access service and assertive expansion in subscription base. The strong double-digit growth in FTNS by 19.1% to HK$474.9 million, more than compensated the decline in International Telecommunications Service business (IDD) by 8.9% year-on-year to HK$148.9 million.
Consolidated EBITDA for 1HFY08 is slightly decreased by 0.6% to HK$187.1 million year-on-year, primarily as a result of our investment in brand enhancement — “Network Differentiation” advertising campaign and one-off upfront customer acquisition costs led by strong growth in subscriptions during the period.

“The Group’s wholly-owned subsidiary, Hong Kong Broadband Network Limited, principally engages in fixed telecom network business, which is an infrastructure project spanning over 20 to 30 years. In terms of the “hardware” — our network infrastructure, there is nothing special that needed to report, for our network is showing satisfactory development in both technology and in coverage. Regarding the “software"- our main focus over the past 2 years — raising our brand image externally, while at the same time upgrading our quality of management internally, enhancing the Group to become more corporate and systematic,” said Mr. Wong.
For FTNS, instead of focusing on subscription and ARPU as individual metrics, the Group adopted a dynamic strategy to maximize revenue market share, which enabled the Group to deliver 19.1% revenue growth in this market segment. Net subscriptions across broadband, voice and IPTV services added 43,000 to 726,000 subscriptions as of 29 February 2008. The Group managed to grow our subscriber base without sacrificing our revenue yields, with new contracts for our broadband Internet service delivering a blended ARPU of HK$177 per month in February 2008 versus HK$175 in February 2007.
As the pioneer in the Hong Kong telecommunications industry, during the period, the Group was the first Internet service provider to launch Fiber-To-The-Home (FTTH) residential broadband services, which enable the end-users in Hong Kong to enjoy the full benefits of future technology today. To facilitate the mass deployment of FTTH service, the first Gigabit Passive Optical Network (GPON) technology in Hong Kong was introduced. Together with the existing Metro Ethernet foundation, these advanced technologies expedite the Group’s network expansion towards achieving 2.0 million homes pass target by 2010 in a cost effective way.
While broadband service is the core focus, emphasis was also put on voice and IPTV businesses. Notwithstanding the landscape for voice market remained competitive due to the modest growth environment and incumbent’s strategic retention campaign to maintain stable market share, the Group managed to stabilize the subscriptions in the past six months, even though downward pressure on pricing is still remained.
During the period, the Group launched dual mode High Definition Terrestrial TV Receiver and IPTV set-top-box for all customers in Hong Kong. This new value-added product not only serves on-net customers, but also allows off-net customers to enjoy the set-top-box via a rental plan.
IDD service revenue continued to decline as a result of intensive competition from traditional IDD service and other Voice-Over-IP (VOIP) calling options, and also from the Group’s proactive migration of our IDD customer to our FTNS “2b” VOIP service.

However, the decline slowed to a moderate level over the past 18 months. IDD traffic volume fell by 9.1% from 329 million minutes in 1HFY07 to 299 million minutes in 1HFY08.
The results for 1HFY08 reflected the continuing growth of FTNS business and also the significant investment in brand enhancement. The Group’s Network Differentiation campaign launched in October 2007 aroused significant voice from the mass market and also the incumbent. Customer confidence has been strengthened considerably which has formed the foundation in expanding our customer base, while much of the benefit from this investment will come in future years when the revenue is realised over the subscription period.
“To further expand our achievements, we have formed a consortium with two telecom corporations in Singapore. MobileOne & StarHub, with us as the lead, together we are bidding for the Singapore’s Next Generation National Broadband Network project, where the winner is expected to be announced this August. With our investment in brand enhancement and network expansion locally, and to leverage on our experience and know-how to replicate our successful story in Singapore, we are confident to deliver higher level of shareholder value and provide favorable cash return to our shareholders in near future,” Mr. Wong concluded.
-End-
Note to Editors
Live webcast and replay for analyst presentation can be viewed at www.ctigroup.com.hk. Materials of this annual results announcement, such as presentation slides and press release can also be found at the above website.
About City Telecom / Hong Kong Broadband Network
Established in 1992, City Telecom (H.K.) Limited (SEHK: 1137, NASDAQ: CTEL) provides integrated telecommunications services in Hong Kong. City Telecom’s wholly-owned subsidiary, Hong Kong Broadband Network Limited (HKBN), is in the process of expanding its Metro Ethernet from 1.4 mn to 2.0 mn homes pass. HKBN has achieved an aggregate Voice, Broadband (symmetric 25Mbps up to 1Gbps), and IP-TV base in excess of 720,000 subscriptions. Additional information on City Telecom can be found at www.ctigroup.com.hk.

For enquiries, please contact:
Corporate Communications	Investor Relations
Jessie Cheng	Peggy Chan
Tel: (852) 3145 4118	Tel: (852) 3145 6068
Fax: (852) 2199 8372	Fax: (852) 2199 8655
Email: chengcm@ctihk.com	Email: ir@ctihk.com